

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2021

Robert Verostek
Senior Vice President and Chief Financial Officer
Denny's Corporation
203 East Main Street
Spartanburg, South Carolina 29319-0001

      Re: Denny's Corporation
           Form 10-K for the Fiscal Year Ended December 25, 2019
           Filed February 24, 2020
           File No. 0-18051

Dear Mr. Verostek:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Trade & Services